Trecora Resources
1650 Hwy 6 South, Suite 190
Sugar Land, Texas 77478
(409) 385-8300

June 23, 2016

Via: Edgar

Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, DC 20549-4628

Re:         Trecora Resources f/k/a Arabian American Development Company
Withdrawal of Registration Statement on Form S-3
Filed August 15, 2012
File No. 333-183350

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Trecora Resources f/k/a Arabian American Development Company (the “Company”) hereby respectfully requests the immediate withdrawal of the above-referenced registration statement, together with all exhibits and amendments thereto (collectively, the “Registration Statement”).  The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on August 15, 2012.

The Company is requesting to withdraw the Registration Statement because it has chosen not to pursue the sale of securities pursuant to the Registration Statement at this time.  Withdrawal of the Registration Statement would be in the best interest of the Registrant and its shareholders, and no securities were sold under the Registration Statement.

The Registrant further requests that, in accordance with Rule 457(p) under the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Registrant for future use.

Thank you for your assistance with this request.  If you have any questions or require further information, please contact Charles W. Goehringer, Jr. at Germer PLLC at (409) 654-6700.

Sincerely,

Trecora Resources,
a Delaware corporation

/s/Connie J. Cook
Connie J. Cook
Chief Financial Officer